UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ACCUIMAGE DIAGNOSTICS CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

004381109

(CUSIP Number)

Aviel Faliks

24 Rozmus Court
Allendale, N.J. 07401

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004381109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviel Faliks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization US Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 34,050,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 34,050,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,050,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 59.4%*

14.	Type of Reporting Person (See Instructions) IN

* Based on 57,336,295 shares of AccuImage common Stock outstanding as of November 24, 2004, as represented by AccuImage in the Merger Agreement discussed in Item 4 below.

Item 1.	Security and Issuer

This Statement relates to the common stock, no par value (the “Common Stock”), of AccuImage Diagnostics Corp. (the “Company” or “AccuImage”), whose offices are located at 400 Oyster Point Boulevard, Suite 201, South San Francisco, California 94080.

Item 2.	Identity and Background
(a)	Aviel Faliks
(b)	24 Rozmus Court, Allendale, N.J. 07401
(c)	Employer: A-Squared Management, LLC; Financial Management; Research Analyst
(d)	During the last five years, Mr. Faliks has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, Mr. Faliks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Faliks is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable

Item 4.	Purpose of Transaction

Pursuant to the Merger Agreement, dated as of November 24, 2004 (the “Merger Agreement”), by and among Merge Technologies Incorporated (“Merge”), ADI Acquisition Corp. (“Acquisition Sub”), AccuImage and Aviel Faliks, Merge will acquire AccuImage by means of the merger of a wholly owned subsidiary of Merge, Acquisition Sub, with and into AccuImage (the “Merger”).  As a result of the Merger, AccuImage will become a wholly owned subsidiary of Merge.

Under the Merger Agreement, at the effective time, each share of AccuImmage Common Stock issued and outstanding immediately prior to the effective time, with the exception of certain excluded shares, will be converted into the right to receive the proportionate share of Six Million Dollars ($6,000,000).  Based on the 57,336,295 shares of AccuImmage Common Stock outstanding as of November 24, 2004, as represented by AccuImage in the Merger Agreement, the total consideration Merge will pay each AccuImage shareholder is $0.01 per share of AccuImage Common Stock in cash.

As an inducement for Merge to enter into the Merger and in consideration thereof, Mr. Faliks, the principal shareholder of AccuImage, entered into a Voting, Proxy and Option Agreement with Merge, dated as of November 24, 2004 (the “Voting Agreement”) and is more fully described in Item 6.  Mr. Faliks beneficially own approximately 59.4% of AccuImage Common Stock, and is also Chairman, director, President and Chief Executive Officer of AccuImage.

Pursuant to the Voting Agreement, Mr. Faliks has agreed the he will not, and will not permit any of his affiliates, attorneys, representatives or agents to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into any transaction involving a merger, consolidation or business combination involving AccuImage or any of its subsidiaries or any purchase or disposition of any amount of the assets of AccuImage or any of its subsidiaries outside the ordinary course of business or (ii) any purchase or disposition of any capital stock of AccuImage or any of its subsidiaries in each case other than the transactions contemplated by the Merger Agreement (an “Alternative Transaction”), (iii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Alternative Transaction, (iv) furnish or cause to be furnished, to any person, any information concerning the business, operations, properties or assets of the AccuImage in connection with an Alternative Transaction, or (v) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing.

Mr. Faliks further agreed to (i) notify Merge orally and in writing promptly within twenty-four (24) hours after receipt of any proposal or offer to effect an Alternative Transaction or any request for non-public information relating to AccuImage or any of its subsidiaries or for access to the properties, books or records of AccuImage or any subsidiary by any person other than Merge, and (ii) keep Merge informed, on a current basis, of any material changes in the status and any material changes or modifications in the material terms of any such proposal, offer, indication or request.  Mr. Faliks also agreed to (and to cause his representatives to) (i) immediately cease and cause to be terminated any existing discussions or negotiations conducted heretofore with respect to any of the foregoing, and (ii) refrain from releasing any third party from the confidentiality and standstill provisions of any agreement relating to AccuImage or any of its subsidiaries.

In addition, Mr. Faliks has agreed to vote that number of AccuImage Common Stock held of record and beneficially owned by him (the “Shares”) or execute a written consent in respect thereof (i) for approval and adoption of the Merger Agreement and the transactions contemplated by the Merger  Agreement, as applicable, at any meeting or meetings of the shareholders of the Company at which the Merger  Agreement or the transactions contemplated thereunder are submitted for the vote of such Shareholder or in any written consent in respect thereof, (ii) against any Alternative Transaction, without regard to any board of directors recommendation to shareholders concerning such Alternative Transaction, and without regard to the terms of such Alternative Transaction, (iii) against any agreement, amendment of any agreement, or any other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone, or discourage the transactions contemplated by the Merger  Agreement, other than those specifically permitted by the Voting Agreement or the Merger  Agreement, or (iv) against any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger  Agreement.

Pursuant to the Voting Agreement, Mr. Faliks, without the prior written consent of Merge, may not, directly or indirectly, sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Shares.  The Mr. Faliks irrevocably appointed Merge or its designee as Mr. Faliks’ agent, attorney and proxy, to vote (or cause to be voted) the Shares owned by him in favor of approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, as applicable.  If Mr. Faliks fails for any reason to vote the Shares in accordance with the requirements of the Voting Agreement, then Merge or its designee will have the right to vote the Shares in accordance with the Voting Agreement.  Under the Voting Agreement, the vote of the proxyholder will control in any conflict between the vote by the proxyholder of the Shares and a vote by Mr. Faliks of the Shares.  The Voting Agreement expressly prohibits Mr. Faliks from entering into any agreement, contract or understanding prior to the termination of the Merger Agreement directly or indirectly to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in any manner which is inconsistent with the Voting Agreement. The Voting Agreement applies to any AccuImage Common Stock acquired by Mr. Faliks after the date of the Voting Agreement.

Under the Voting Agreement, Mr. Faliks granted to Merge an option to purchase all, but not fewer than all, of the Shares, exercisable for a period of two years from the date of termination of the Merger Agreement, at an amount for each Share equal to ninety-five percent (95%) of the consideration that would have been paid per share under the Merger Agreement.  The option is exercisable only if the Merger Agreement is terminated pursuant to certain designated provisions of the Merger Agreement.  The option may be exercised by Merge upon notification to Mr. Faliks in accordance with the notice provision of the Voting Agreement.

The Voting Agreement and all obligations thereunder other than the option described in the following terminate upon the termination of the Merger Agreement.

Following the effective time of the Merger, (i) the articles of incorporation and bylaws of Acquisition Sub will be the articles of incorporation and bylaws of AccuImage as in effect immediately prior to the effective time, (ii) the directors and officers of Acquisition Sub at the effective time will be the directors and officers of AccuImage, and (iii) it is contemplated that AccuImage Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, in the form of Exhibit A, and the Voting Agreement in the form of Exhibit B to this Schedule 13D.  The agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer
(a)

Mr. Faliks individually beneficially owns 34,050,000 shares of the Company’s Common Stock (approximately 59.4% of the shares of the Company’s Common Stock).  The foregoing percentage is calculated based upon 57,336,295 shares of Common Stock outstanding.

(b)

Mr. Faliks has the sole voting and dispositive power with respect to 34,050,000 shares except with respect to the vote relating to the Merger and the option granted to Merge under the Voting Agreement, in each case as described in Item 4.

(c)	Not Applicable.
(d)	Not Applicable.
(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Items 3, 4, and 5 of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Merger Agreement, dated as of November 24, 2004, by and among Merge Technologies Incorporated, ADI Acquisition Corp., AccuImage Diagnostics Corporation, and Aviel Faliks.
Exhibit B	Form of Voting, Proxy and Option Agreement, between Merge Technologies Incorporated and Aviel Faliks.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2004
Date
/s/ Aviel Faliks
Signature
Aviel Faliks
Name/Title

EXHIBIT INDEX

99.1	Merger Agreement, dated as of November 24, 2004, by and among Merge Technologies Incorporated, ADI Acquisition Corp., AccuImage Diagnostics Corporation, and Aviel Faliks

99.2	Form of Voting, Proxy and Option Agreement, between Merge Technologies Incorporated and Aviel Faliks